UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: NewsEDGE Corporation

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  00065249Q1

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        October 13, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,755,000

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,755,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,755,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         10.1%

14. Type of Reporting Person

         PN

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan International Fund Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,271,400

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,271,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,271,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         7.3%

14. Type of Reporting Person

         PN

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Fund Management Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,271,400

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,271,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,271,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         7.3%

14. Type of Reporting Person

         CO

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         439,700

8.  Shared Voting Power:

         3,026,400

9.  Sole Dispositive Power:

         439,700

10. Shared Dispositive Power:

         3,026,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         3,466,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         19.9%

14. Type of Reporting Person

         IN

The purpose of this Schedule 13D is to report the ownership of Regan Partners, L.P. (the "Partnership"), Regan International Fund Limited (the "International Fund"), Regan Fund Management Ltd. (the "Investment Manager"), and Basil P. Regan (together with the Partnership, the International Fund and the Investment Manager, the "Reporting Persons") in the Common Stock, $.01 par value (the "Shares"), of NewsEDGE Corporation (the "Issuer"). The Partnership owns 10.1%; the International Fund owns and the Investment Manager is deemed to beneficially own 7.3%; and Basil P. Regan is deemed to beneficially own 19.9% of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $0.01 par value, in NewsEDGE Corporation.

         The name and address of the principal executive and business office of the Issuer is:

         NewsEDGE Corporation
         80 Blanchard Road
         Burlington, Massachusetts  01083

Item 2.  Identity and Background

         This statement is being filed on behalf of Regan Partners, L.P., Regan International Fund Limited, Regan Fund Management Ltd. and Basil P. Regan. Mr. Regan is the general partner of the Partnership, a New Jersey limited partnership, and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of the International Fund, a British Virgin Islands Corporation, and has investment discretion over certain managed accounts (the "managed account"). The address for Regan Partners, L.P., Regan Fund Management Ltd. and Basil P. Regan is 6 East 43rd Street, New York, New York 10017. The address for Regan International Fund Limited is c/o HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Basil P. Regan is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 1,755,000 Shares; the International Fund owns and the Investment Manager is deemed to beneficially own 1,271,400 Shares; and Basil P. Regan is deemed to beneficially own 3,466,100 Shares. All 3,466,100 Shares are held by either the Partnership, the International Fund and the Investment Manager, Basil P. Regan or the managed account.

         All of the Shares were purchased in open market transactions. The Shares owned by the Partnership were purchased for an aggregate purchase price of $11,315,492. The Shares owned by the International Fund and beneficially owned by the Investment Manager were purchased for an aggregate purchase price of $9,258,251. The Shares beneficially owned by Basil P. Regan were purchased for an aggregate purchase price of $3,568,233.

         The funds for the purchase of the Shares held in the Partnership, the International Fund and the Investment Manager, Basil P. Regan or the managed account have come from the working capital of the Partnership, the International Fund and the Investment Manager, Basil P. Regan or the managed account. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 1,755,000 Shares, the International Fund owns and the Investment Manager is deemed to beneficially own 1,271,400 Shares and Basil P. Regan is deemed to be the beneficial owner of 3,466,100 Shares. Based on the Issuer's filing on Form 10-Q on August 14, 1998. as of July 31, 1998 there were 17,382,065 Shares outstanding. Therefore, the Partnership owns 10.1%; the International Fund owns and the Investment Manager is deemed to beneficially own 7.3%; and Basil P. Regan is deemed to beneficially own 19.9% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to October 13, 1998 were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to
              October 13, 1998 is filed herewith as
              Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.



                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             REGAN FUND MANAGEMENT LTD.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                                  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan



October 13, 1998

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 13, 1998 relating to the Common Stock of NewsEDGE

Corporation shall be filed on behalf of the undersigned.


                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.



                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             REGAN FUND MANAGEMENT LTD.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                                  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan

                                                        Exhibit B


        SCHEDULE OF TRANSACTIONS - the International Fund
                   and the Investment Manager


                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)
  ____     __________________________    _____________________


8/14/98              25,000                    $6.878
8/17/98              25,000                     7.000
8/18/98              25,000                     7.0625
8/19/98              25,000                     7.073
8/20/98              25,000                     7.975
8/21/98              10,500                     8.226
8/25/98              15,000                     8.625
8/27/98              15,800                     7.885
8/28/98              10,000                     8.199
8/31/98              13,000                     7.615
9/1/98               10,000                     6.500
9/1/98               10,000                     6.109
9/1/98               20,000                     6.820
9/1/98               10,000                     6.750
9/2/98               10,000                     7.069
9/3/98               10,000                     7.1875
9/4/98               10,000                     7.000
9/8/98               10,000                     7.716
9/8/98               10,000                     7.629
9/8/98               10,000                     7.500
9/8/98                6,200                     7.3125
9/9/98               10,000                     8.9375
9/10/98              10,000                     7.528
9/10/98              10,000                     7.888
9/11/98               4,100                     7.518
9/15/98               5,000                     7.500
9/18/98               3,000                     7.917
9/21/98               7,000                     7.8125
9/21/98              10,000                     8.155
9/22/98              10,900                     8.250
9/25/98              20,000                     7.750
9/28/98              10,000                     8.4375
9/29/98              10,000                     8.250
9/29/98               7,000                     8.250
9/30/98              10,000                     8.250
9/30/98              10,000                     8.4375
9/30/98              10,000                     8.413
9/30/98              10,000                     8.258
9/30/98              10,000                     8.500
9/30/98              10,000                     8.500
9/30/98              10,000                     8.541
9/30/98              10,000                     8.625

                                                        Exhibit B


        SCHEDULE OF TRANSACTIONS - the International Fund
                   and the Investment Manager


                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)
  ____     __________________________    _____________________


10/5/98              10,000                     7.125
10/6/98               4,400                     6.000
10/7/98              20,000                     4.329
10/8/98              10,000                     4.9375
10/9/98              10,000                     5.25

                                                        Exhibit B


           SCHEDULE OF TRANSACTIONS - the Partnership


                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)
  ____     __________________________    _____________________



8/28/98              10,000                     7.988
8/31/98              15,000                     7.750
9/1/98               10,000                     6.375
9/1/98               10,000                     6.888
9/2/98               10,000                     7.375
9/9/98               10,000                     8.101
9/11/98              10,000                     7.750
9/15/98              15,000                     7.750
9/16/98              10,000                     8.018
9/28/98              15,000                     8.250
9/30/98              10,000                     8.331
9/30/98              10,000                     8.575
9/30/98              10,000                     8.625
10/1/98               1,500                     7.8125
10/5/98              10,000                     6.858
10/6/98              10,000                     5.875
10/7/98              20,000                     4.081
10/8/98              10,000                     5.120
10/8/98              10,000                     5.500
10/9/98              10,000                     5.250
10/12/98              3,500                     5.250
10/12/98             10,000                     5.250
10/13/98             10,000                     5.250

                                                        Exhibit B

            SCHEDULE OF TRANSACTIONS - Basil P. Regan


                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)
  ____     __________________________    _____________________


8/14/98              25,000                     6.878
8/17/98              25,000                     7.000
8/18/98              25,000                     7.0625
8/19/98              25,000                     7.073
8/20/98              25,000                     7.975
8/21/98              10,500                     8.226
8/25/98              15,000                     8.625
8/27/98              15,800                     7.885
8/28/98              10,000                     7.988
8/28/98              10,000                     8.199
8/31/98              13,000                     7.615
8/31/98              15,000                     7.750
9/1/98               10,000                     6.375
9/1/98               10,000                     6.888
9/1/98               10,000                     6.500
9/1/98               10,000                     6.109
9/1/98               20,000                     6.820
9/1/98               10,000                     6.750
9/2/98               10,000                     7.375
9/2/98               10,000                     7.069
9/3/98               10,000                     7.1875
9/4/98               10,000                     7.000
9/8/98               10,000                     7.716
9/8/98               10,000                     7.629
9/8/98               10,000                     7.500
9/8/98                6,200                     7.3125
9/9/98               10,000                     8.101
9/9/98               10,000                     8.9375
9/10/98              10,000                     7.528
9/10/98              10,000                     7.888
9/11/98              10,000                     7.750
9/11/98               4,100                     7.518
9/15/98              15,000                     7.750
9/15/98               5,000                     7.500
9/16/98              10,000                     8.018
9/18/98               3,000                     7.917
9/21/98               7,000                     7.8125
9/21/98              10,000                     8.155
9/22/98              10,900                     8.250

                                                        Exhibit B

            SCHEDULE OF TRANSACTIONS - Basil P. Regan

                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)
  ____     __________________________    _____________________

9/24/98               7,800                    $7.625
9/25/98              20,000                     7.750
9/28/98              15,000                     8.250
9/28/98              10,000                     8.4375
9/29/98              10,000                     8.250
9/29/98               7,000                     8.250
9/30/98              10,000                     8.331
9/30/98              10,000                     8.575
9/30/98              10,000                     8.625
9/30/98              10,000                     8.250
9/30/98              10,000                     8.4375
9/30/98              10,000                     8.413
9/30/98              10,000                     8.258
9/30/98              10,000                     8.500
9/30/98              10,000                     8.500
9/30/98              10,000                     8.541
9/30/98              10,000                     8.625
10/2/98               8,500                     7.875
10/9/98              10,000                     5.436



























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